Lihua International, Inc.
Houxiang Five-Star Industry District
Danyang City, Jiangsu Province, PRC 212312

August 2, 2011

Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street NE Washington, DC 20549 Attn: Mr. John Cash, Branch Chief

Re:	Lihua International, Inc.
Form 10-K filed March 14, 2011 for the year ended December 31, 2010
Form 10-Q filed May 10, 2011 for the quarter ended March 31, 2011
File No. 1-34445

Dear Mr. Cash:

Lihua International, Inc., a Delaware corporation (the “Company”), is in receipt of the letter issued on July 26, 2011 (the “Staff’s Letter”) regarding the Company’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q (File No. 1-34445) (the “10-K” and the “10-Q”, respectively) and addressed to Mr. Yang “Roy” Yu.

We hereby provide responses to the comments. In order to facilitate your review we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

As requested in the Staff’s Letter, we hereby confirm that we will comply with the comments by including disclosure consistent with our responses below in our future filings with the Securities and Exchange Commission (the “SEC”), including but not limited to our Quarterly Report for the period ended June 30, 2011 (the “Second Quarter 10-Q”) expected to be filed with the SEC on or about August 9, 2011.

Form 10-K for the year ended December 31, 2010

General

1.	Please provide to us your proposed future disclosures as they relate to the comments contained in this letter.

COMPANY RESPONSE:  Our proposed future disclosures are provided in response to the comments below.

Item 6.  Selected Financial Data, page 37

2.	In future filings please provide five years of selected financial data or begin with the earliest information you have. Please refer to Item 301(a) of Regulation S-K.

COMPANY RESPONSE:  The Company will provide five years of selected financial data in its future Annual Reports, as required by Item 301(a) of Regulation S-K.   Below is an example of the format of our proposed future disclosure (the years referenced in our Annual Report for the year ended December 31, 2011 will be 2007 through 2011).

	Year Ended December 31,
	2010		2009		2008		2007		2006
	US$	% of Sales	US$	% of Sales	US$	% of Sales	US$	% of Sales	US$	% of Sales
	(in thousands, except for percentages, per share and operating data) (All periods are Audited)
Consolidated Statement of Income Data:
Sales
CCA and Copper wire	243,132	65.6%	109,398	67.7%	50,006	100.0%	32,677	100.0%	15,750	100.0%
Copper anode	97,614	26.3%	—	—	—	—	—	—	—	—
Refined Copper rod	29,785	8.0%	52,146	32.3%	—	—	—	—	—	—
Total Sales	370,532	100%	161,544	100.0%	50,006	100.0%	32,677	100.0%	15,750	100.0%
Cost of sales
CCA and Copper wire	(192,199)	-51.9%	(78,081)	-48.3%	(33,202)	-66.4%	(22,911)	-70.1%	(10,649)	-67.6%
Copper anode	(89,107)	-24.0%	—	—	—	—	—	—	—	—
Refined Copper rod	(27,124)	-7.3%	(47,230)	-29.2%	—	—	—	—	—	—
Total cost of sales	(308,430)	-83.2%	(125,311)	-77.6%	(33,202)	-66.4%	(22,911)	-70.1%	(10,649)	-67.6%
Gross profit	62,102	16.8%	36,233	22.4%	16,804	33.6%	9,766	29.9%	5,101	32.4%
Selling expenses	(2,058)	-0.6%	(1,722)	-1.1%	(700)	-1.4%	(417)	-1.3%	(230)	-1.5%
Administrative expenses	(5,747)	-1.6%	(3,992)	-2.5%	(1,907)	-3.8%	(455)	-1.4%	(336)	-2.1%
Income from operations	54,297	14.7%	30,519	18.9%	14,197	28.4%	8,894	27.2%	4,535	28.8%
Interest income	254	0.07%	174	0.1%	68	0.1%	16	0.1%	4	0.03%
Interest expenses	(131)	-0.04%	(335)	-0.2%	(515)	-1.0%	(97)	-0.3%	(43)	-0.3%
Exchange expenses	(112)	-0.03%	—	—	—	—	—	—	—	—
Merger cost	—	—	—	—	(259)	-0.5%	—	—	—	—
Change in fair value of warrants	(1,449)	-0.4%	(11,877)	-7.4%			—	—	—	—
Gain/(loss) on extinguishment of warrant liabilities	187	0.05%	(0.4)	0.001%	—	—	—	—	—	—
Other income (expenses)	(80)	-0.02%	501	0.3%	4	0.01%	—	—	3	0.02%
Income before tax	52,966	14.4%	18,980	11.7%	13,495	27.0%	8,813	27.0%	4,499	28.6%
Income tax	(14,500)	-3.9%	(5,248)	-3.2%	(1,793)	-3.6%	(1,089)	3.3%	—	—
Net income	38,466	10.4%	13,733	8.5%	11,702	23.4%	7,724	23.6%	4,499	28.6%

	Year Ended December 31,
	2010		2009		2008		2007		2006
	US$	% of Sales	US$	% of Sales	US$	% of Sales	US$	% of Sales	US$	% of Sales
	(in thousands, except for percentages, per share and operating data)

Earnings per share
--Basic	1.38		0.77		0.75		—		—
--Diluted	1.34		0.72		0.70		—		—
Other Consolidated Financial Data:
Gross profit margin	16.8%		22.4%		33.6%		29.9%		32.4%
Operating profit margin	14.7%		18.9%		28.4%		27.2%		28.8%
Net profit margin	10.4%		8.5%		23.4%		23.6%		28.6%
Consolidated Operating Data:
Shipment volume (ton)
CCA and Copper wire	28,388		15,353		5,966		4,065		2,009
Copper anode	12,330		—		—		—		—
Refined Copper rod	3,994		9,630		—		—		—
Average selling price ($ per ton)
CCA and Copper wire	8,565		7,126		8,382		8,039		7,840
Copper anode	7,917		—		—		—		—
Refined Copper rod	7,457		5,414		—		—		—
Consolidated Balance Sheet Data:
Cash and cash equivalents	90,609		34,615		26,042		3,214		890
Accounts receivable	32,974		10,996		5,043		5,385		1,241
Inventories	16,156		17,534		587		2,598		1,251
Property, plant and equipment	18,189		18,424		7,441		5,948		5,131
Total assets	178,285		91,167		56,813		30,075		9,433
Secured short-term bank loans	2,265		2,197		6,145		4,107		—
Total liabilities	25,127		23,661		9,021		10,992		3,534
Total shareholders’ equity	153,158		67,506		34,675		19,082		5,899
Total liabilities and shareholders’ equity	178,285		91,167		56,813		30,075		9,433

Item 9.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 51

3.	In future filings, when there is a change in auditors in the periods presented, please include all disclosures required by Item 304 of Regulation S-X [Sic].

COMPANY RESPONSE:  In its next Annual Report, the Company will either delete all disclosure from Item 9, or include disclosure that, with respect to the change of accountants, on July 16, 2010, “there were no disagreements of the type described in paragraph (a)(1)(iv) or any reportable event as described in paragraph (a)(1)(v).”

Item 9A.  Controls and Procedures

4.
We note your disclosure that, “[your] disclosure controls and procedures were effective such that material information … was made known to them by others within those entities, particularly during the period when this report was being prepared.”  Please confirm to us, and revise future filings to clearly indicate, that your officers concluded that your disclosures controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and your chief financial officer, to allow timely decision regarding required disclosures.  See Exchange Act Rule 13a-15(e).

COMPANY RESPONSE:  The Company confirms that its officers concluded that its disclosures controls and procedures were effective as of December 31, 2010 to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to Company management, including its chief executive officer and chief financial officer, to allow timely decision regarding required disclosures.

The Company will provide similar language in its future filings, to the extent such disclosure is accurate as of the report date.

Management’s Annual Report on Internal Control Over financial Reporting, page 51

5.
In future filings please include a statement indicating that your independent auditor has included a report on internal controls over financial reporting.  Please refer to Item 308(a)(4) of Regulation S-K.

COMPANY RESPONSE:  The Company will indicate in Item 9A of its future annual reports that the Company’s registered public accounting firm issued an attestation report on the Company’s internal control over financial reporting and a cross-reference to that report.

Form 10-Q for the quarter ended March 31, 2011

Critical Accounting Policies, page 30

Accounts Receivable, page 31

6.
We note your policy for extending credit to your customers for sales of copper anode requires 70% payable upon delivery to the customer, which may occur two to seven days after you ship the product and recognize revenue, with the remaining 30% generally collected within 30 days after delivery.  Given this policy, please help us better understand, and revise future filings to explain the reasons for the significant amount of accounts receivable you recorded at March 31, 2011.  In this regard, please explain whether sales fluctuate throughout the quarter and whether you recorded a significant amount of sales immediately prior to quarter end.

COMPANY RESPONSE:  Lihua had experienced inconsistent sales in the first quarter of 2011. As a result of the week-long Chinese New Year holiday in February,  the Company received very light customer orders in the month of February, while in March the volume of customer orders was heavier than the prior months.  The larger than normal accounts receivable balance at the end of March is a result of uncollected balances of large customer orders we received throughout March.  Prior to the addition of copper anode sale (commencing from August 2010 with annual production capacity of 25,000 tons), Lihua also experienced such seasonal customer order fluctuations in the months of February and March historically.  In 2011, with the addition of copper anode in the sales mix for the first time in the first quarter, our March 31 Accounts Receivable and Inventory balances were larger than the same time last year.  Going forward, the Company is expected to experience such seasonally light / heavy customer order volume flow in the months of February and March every year.

The following table sets forth our sales breakdown by month for the first quarter of 2011:

Sales	US$
January	$49,643,575
February	29,797,629
March	57,489,892
Total	$136,931,096

Notes to the Consolidated Financial Statements

Note 15.  Income Taxes, page 18

7.
In future filings please identify the entity which has generated the operating loss carryforwards and further explain how you determined it is more likely than not that these deferred tax assets will be utilized.

COMPANY RESPONSE:  Commencing with its Quarterly Report for June 30, 2011, the Company will identify the entity which has generated the operating loss carryforwards and further explain how the Company determined it is more likely than not that these deferred tax assets will be utilized in its future filings.   Below is an example of what our revised disclosure would look like for March 31, 2011, which will be updated for future periods:

As of March 31, 2011 and December 31, 2010, Lihua International, Inc., the registrant, had net operating loss carryforwards of $9,085,547 and $8,411,921, respectively, available to reduce future taxable income, which will expire in various years through 2030. Management believes it is more likely than not that the Company will not realize these potential tax benefits as the Company’s U.S. operations will not generate any operating profits in the foreseeable future.  As a result, the full amount of the valuation allowance was provided against the potential tax benefits.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning our responses above, or desire any further information or clarification in respect of the 10-K or 10-Q, please do not hesitate to contact Mitchell S. Nussbaum, Esq. of Loeb & Loeb LLP, counsel to the Company at (212) 407-4159, Tahra Wright, Esq., of Loeb & Loeb LLP at (212) 407-4122, or Daniel Reichman, Esq., of Loeb & Loeb LLP at (212) 407-4179.

Sincerely,

/s/ Jianhua Zhu
Jianhua Zhu
Chairma and Chief Executive Officer